UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

6 Habarzel Street, Building C, 10th Floor, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Chemomab Therapeutics Ltd. (the “Company”) is announcing that it will effect a ratio adjustment of its American Depositary Shares (ADSs) to ordinary shares, no par value (“ordinary shares”), such that the current ratio of one (1) ADS representing twenty (20) ordinary shares will change to a new ratio of one (1) ADS representing eighty (80) ordinary shares (the “Ratio Change”), which Ratio Change will take effect on August 26, 2025. This ratio adjustment will essentially serve as a one-for-four reverse ADS split for ADS holders, requiring no action on their part.

The Company will continue to be traded on the Nasdaq Capital Market under the ticker “CMMB”, with an updated CUSIP Number of 16385C203. The Bank of New York Mellon, serving as the depositary bank for the Company’s ADS program, will arrange for the exchange of every four existing ADSs held for one new ADS on the effective date. There will be no issuance of new ADSs in connection with the adjustment. Any fractional shares resulting from the adjustment will be aggregated and the depositary bank will attempt to sell them and distribute the net proceeds to the respective ADS holders.

This Report on Form 6-K is hereby incorporated by reference into Company’s Registration Statements on Form F-3 (File No. 333-275002 and No. 333-281750) and Form S-8 (File No. 333-259489 and No. 333-266868).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: August 22, 2025	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer